UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 25)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Steven Wacaster

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED Holdings, LLC 26-0299414
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 29,172,496
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 29,172,496
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 29,172,496
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.10% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 206,902,346 shares of common stock outstanding as of May 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons Pegasus Capital Advisors, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only.
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization DE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 17,907,627(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 17,907,627(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person. 17,907,627(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11) 7.97% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the exercise of an option to purchase 21,131 shares of the Issuer’s Series I Convertible Preferred Stock and the conversion of such shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.
(2)	Based on 206,902,346 shares of common stock outstanding as of May 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons Pegasus Capital Advisors GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 17,907,627 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 17,907,627 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 17,907,627 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.97% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the exercise of an option to purchase 21,131 shares of the Issuer’s Series I Convertible Preferred Stock and the conversion of such shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.
(2)	Based on 206,902,346 shares of common stock outstanding as of May 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC 26-0240524
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 162,289,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 162,289,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 162,289,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 78.44% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 206,902,346 shares of common stock outstanding as of May 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC 26-0196366
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 162,289,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 162,289,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 162,289,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 78.44% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 206,902,346 shares of common stock outstanding as of May 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 199,298,600(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 199,298,600(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 199,298,600(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.72% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes options to purchase up to 53,286 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011. Also includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock. Includes common stock issuable upon the exercise of an option to purchase 21,131 shares of the Issuer’s Series I Convertible Preferred Stock and the conversion of such shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.
(2)	Based on 206,902,346 shares of common stock outstanding as of May 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC Holdings LLC 27-3651400
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 162,289,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 162,289,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 162,289,829
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 78.44% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 206,902,346 shares of common stock outstanding as of May 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC Holdings II LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):
(6)	Citizenship or place of organization: DE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 34,039,074(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 34,039,074(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 34,039,074(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions):
(13)	Percent of class represented by amount in row (11): 14.30%(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes options to purchase up to 53,286 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011. Also includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock. Includes common stock issuable upon the exercise of an option to purchase 21,131 shares of the Issuer’s Series I Convertible Preferred Stock and the conversion of such shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.

(2)	Based on 206,902,346 shares of common stock outstanding as of May 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG Holdings, LLC I.R.S. Identification Nos. of above persons (entities only): 45-3836143
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: DE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 34,947,897(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 34,947,897(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 34,947,897(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in row (11): 14.54% (2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes options to purchase up to 53,286 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011. Also includes common stock issuable upon the conversion of 18,316 shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock. Includes common stock issuable upon the exercise of an option to purchase 21,131 shares of the Issuer’s Series I Convertible Preferred Stock and the conversion of such shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.
(2)	Based on 206,902,346 shares of common stock outstanding as of May 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 199,298,600(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 199,298,600(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 199,298,600(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 83.72% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes options to purchase up to 53,286 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011. Also includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock. Includes common stock issuable upon the exercise of an option to purchase 21,131 shares of the Issuer’s Series I Convertible Preferred Stock and the conversion of such shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.
(2)	Based on 206,902,346 shares of common stock outstanding as of May 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 199,298,600(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 199,298,600(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 199,298,600(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 83.72% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes options to purchase up to 53,286 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011. Also includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock. Includes common stock issuable upon the exercise of an option to purchase 21,131 shares of the Issuer’s Series I Convertible Preferred Stock and the conversion of such shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.
(2)	Based on 206,902,346 shares of common stock outstanding as of May 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 216,285,584(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 216,285,584(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 216,285,584(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 85.29% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes options to purchase up to 53,286 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011. Also includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock. Includes common stock issuable upon the exercise of an option to purchase 21,131 shares of the Issuer’s Series I Convertible Preferred Stock and the conversion of such shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.
(2)	Based on 206,902,346 shares of common stock outstanding as of May 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 216,531,372(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 216,531,372(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 216,531,372(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 85.38%(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation that vested in four equal installments of 3,000 on April 23, 2010, July 1, 2010, October 1, 2010, and January 3, 2011, 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation that vested in equal quarterly installments on the first trading day immediately following the end of each fiscal quarter of 2011, and 84,034 shares of restricted common stock issued to Pegasus Capital Advisors IV, L.P. related to director compensation that are fully votable but that vested or will vest, as the case may be, in approximately equal installments on the first day of each fiscal quarter of 2012 and are subject to the Issuer’s Amended and Restated Equity-Based Compensation Plan. Also includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock. Includes common stock issuable upon the exercise of an option to purchase 21,131 shares of the Issuer’s Series I Convertible Preferred Stock and the conversion of such shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock. Includes options to purchase up to 53,286 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.
(2)	Based on 206,902,346 shares of common stock outstanding as of May 25, 2012.

Amendment No. 25 to Schedule 13D

This Amendment No. 25 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), PCA LSG Holdings, LLC (“PCA Holdings”) Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011, Amendment No. 19 filed on May 26, 2011, Amendment No. 20 filed on December 13, 2011, Amendment No. 21 filed on December 23, 2011, Amendment No. 22 filed on January 30, 2012, Amendment No. 23 filed on April 4, 2012, and Amendment No. 24 filed on April 24, 2012. Except as specifically provided herein, this Amendment No. 25 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 2. Identity and Background

Item 2 of this schedule is hereby supplemented and updated as follows:

Pegasus Capital Advisors, L.P. (“PCA”) is a Delaware limited partnership, with its principal offices at 99 River Road, Cos Cob, CT 06807. PCA is engaged in the business of investment. Current information concerning the identity and background of the general partner of PCA is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Pegasus Capital Advisors GP, L.L.C. (“PCA GP,” and together with PCA, LED Holdings, PPAIV, PPLED, PPIV, LSGC Holdings, LSGC Holdings II, PCA Holdings, PIIV, PIGP, PCLLC, and Mr. Cogut, the “Reporting Persons”) is a Delaware limited liability company, with its principal offices at 99 River Road, Cos Cob, CT 06807. PCA GP is engaged in the business of investment. Current information concerning the identity and background of the sole owner and managing member of PCA GP is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it, he or she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

PCA GP is the general partner of PCA. Craig Cogut is sole owner and managing member of PCA GP.

Mr. Cogut disclaims beneficial ownership of any of the Issuer’s securities as to which this Schedule 13D relates, and this Schedule 13D shall not be deemed an admission that Mr. Cogut is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes. In addition, PCLLC disclaims beneficial ownership of any of the Issuer’s securities directly held by PCA Holdings to which this Schedule 13D relates, and this Schedule 13D shall not be deemed an admission that PCLLC is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose. Furthermore, PCLLC, PIGP, PIIV, PPIV, PPLED and PPAIV each disclaims beneficial ownership of any of the Issuer’s securities directly held by LSGC Holdings to which this Schedule 13D relates, and this Schedule 13D shall not be deemed an admission that any of PCLLC, PIGP, PIIV, PPIV, PPLED or PPAIV is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose. PCLLC, PIGP and PIIV each disclaims beneficial ownership of any of the Issuer’s securities directly held by PPIV to which this Schedule 13D relates, and this Schedule 13D shall not be deemed an admission that any of PCLLC, PIGP or PIIV is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose. PCLLC, PIGP, PIIV and PPIV each disclaims beneficial ownership of any of the Issuer’s securities directly held by LSGC Holdings II to which this Schedule 13D relates, and this Schedule 13D shall not be deemed an admission that any of PCLLC, PIGP, PIIV or PPIV is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose. PCLLC, PIGP, PIIV, PPIV, PPLED, PPAIV and LSGC Holdings each disclaims beneficial ownership of any of the Issuer’s securities directly held by LED Holdings to which this Schedule 13D relates, and this Schedule 13D shall not be deemed an admission that any of PCLLC, PIGP, PIIV, PPIV, PPLED, PPAIV or LSGC Holdings is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose.

This Amendment No. 25 is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction

Series G Subscription Agreement

On May 18, 2012, Lighting Science Group Corporation (the “Issuer”) entered into a Series G Unit Subscription Agreement (the “Subscription Agreement”) with PCA Holdings pursuant to which the Issuer issued 2,000 units (the “Series G Units”) of the Issuer’s securities to PCA Holdings at a price per Series G Unit of $1,000.00 (the “Series G Offering”) for total consideration of $2,000,000. Each Series G Unit consists of: (i) one share of the Issuer’s Series G Preferred Stock, par value $0.001 per share (the “Series G Preferred Stock”) and (ii) 83 shares of the Issuer’s common stock, par value $0.001 per share.

Pursuant to the Subscription Agreement, if, at any time while PCA Holdings holds any shares of Series G Preferred Stock purchased pursuant to the Subscription Agreement, the Issuer issues securities (other than pursuant to the Issuer’s equity-based compensation plans) that result in gross proceeds to the Issuer of at least $50,000,000 (a “Subsequent Issuance”), the Issuer must notify PCA Holdings of the terms and conditions of such Subsequent Issuance. Simultaneous with, and subject to the closing and terms and conditions of, such Subsequent Issuance, PCA Holdings would have the right to: (i) require the Issuer to use the proceeds of such Subsequent Issuance to redeem all of PCA Holdings’ Series G Preferred Stock or (ii) convert all or a portion of PCA Holdings’ Series G Preferred Stock into the securities issued in the Subsequent Issuance on substantially the same terms and conditions governing the Subsequent Issuance. If PCA Holdings elects to convert its shares of Series G Preferred Stock, PCA Holdings would retain all of the shares of common stock issued in conjunction with each converted share of Series G Preferred Stock.

In addition, if, at any time prior to November 17, 2013, the Issuer issues securities (other than issuances pursuant to the Issuer’s equity-based compensation plans or pursuant to a Subsequent Issuance) which PCA Holdings, in its sole reasonable discretion, determines are more favorable than the Series G Units, PCA Holdings may exchange all of its Series G Units, valued at the Liquidation Value (as defined in the Certificate of Designation concerning the Series G Preferred Stock) of the Series G Preferred Stock included in such Series G Units, for such newly issued securities.

The Issuer’s committee of non-employee directors approved the Series G Offering prior to the execution of the Subscription Agreement.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, which is included as Exhibit 10.2 to this Amendment No. 25 and is incorporated by reference herein.

Preferred Stock Exchange

On May 25, 2012, PCA Holdings and LSGC Holdings II notified the Issuer that pursuant to the terms of the Certificate of Designation of the Series G Preferred Stock (the “Series G COD”) and due to the occurrence of a Subsequent Transaction (as defined in the Series G COD), both PCA Holdings and LSGC Holdings II elected to exchange (the “Preferred Stock Exchange”) all of their shares of the Issuer’s Series G Preferred Stock for shares of the Issuer’s Series I Convertible Preferred Stock, par value $0.001 per share (the “Series I Preferred Stock”). Pursuant to the Preferred Stock Exchange, PCA Holdings exchanged 17,650 shares of the Issuer’s Series G Preferred Stock for 18,316 shares of the Issuer’s Series I Preferred Stock, and LSGC Holdings II exchanged 14,958 shares of the Issuer’s Series G Preferred Stock for 15,577 shares of the Issuer’s Series I Preferred Stock. Each share of Series I Preferred Stock is immediately convertible into approximately 847 shares of the Issuer’s common stock, subject to certain adjustments and alteration in the Stated Value (as defined in the Certificate of Designation of the Series I Preferred Stock, the “Series I COD”) described in the Series I COD. The Series I Preferred Stock has no expiration date. The shares of Series I Preferred Stock are entitled to dividends of the same type as any dividends or other distribution of any kind payable or to be made on outstanding shares of Common Stock, on an as converted basis. Upon the consummation of an underwritten public offering where (i) the gross proceeds received by the Issuer and any selling stockholders in the offering are no less than $100 million and (ii) the market capitalization of the Issuer immediately after consummation of the offering is no less than $500 million, each outstanding share of Series I Preferred Stock will automatically convert into Common Stock on terms described in the Series I COD.

So long as PCA and its affiliates (the “PCA Parties”) in the aggregate continue to beneficially own at least 2,500 shares of Series I Preferred Stock, the PCA Parties will have the right, on behalf of the holders of the Series I Preferred Stock, to elect a number of directors to the Board of Directors of the Issuer equal to the greater of: (i) two directors and (ii) the number of directors (rounded to the nearest whole number) equal to the product obtained by multiplying (A) the total number of directors that constitute the whole Board of Directors by (B) the percentage of the Issuer’s outstanding Common Stock and Common Stock equivalents beneficially owned at such time by the PCA Parties in the aggregate. Subject to applicable laws and regulations, at least one director elected by the

PCA Parties must be appointed to the Audit Committee of the Issuer’s Board of Directors. In the event that PCA Parties cease to hold the requisite number of Series I Preferred Stock, the holders of the Series I Preferred Stock will be entitled to elect one director to the Issuer’s Board of Directors so long as such shares of Series I Preferred Stock represent at least 10% or more of the Issuer’s capital stock (on an as-converted basis).

In addition, in connection with the Preferred Stock Exchange, the previously disclosed Participation Agreement dated December 19, 2011, that was included as an exhibit to this Schedule 13D, was amended to provide that PPIV would have the same pecuniary interest in common stock held directly by PCA Holdings following the Preferred Stock Exchange as it had immediately prior to the Preferred Stock Exchange.

The committee of nonemployee directors of the Issuer’s Board of Directors approved the Preferred Stock Exchange in advance of the Preferred Stock Exchange.

Exchange and Redemption Agreement

On May 25, 2012, the Issuer, LSGC Holdings and Continental Casualty Company (“CCC”) entered into an Exchange and Redemption Agreement (the “Exchange Agreement”). Pursuant to the Letter Agreement dated January 17, 2012, by and between the Issuer and LSGC Holdings, LSGC Holdings agreed to surrender to the Issuer 2,505,000 shares of the Issuer’s Common Stock in connection with the Issuer indemnifying LSGC Holdings upon the occurrence of certain events of default caused by the Issuer under the senior preferred membership interests in LSGC Holdings held by CCC, the mechanics of which were agreed to in the Exchange Agreement. In satisfaction of that indemnification obligation, the Issuer paid $16,228,543.12 to CCC.

The committee of non-employee directors of the Issuer’s Board of Directors approved the Exchange Agreement in advance of the Issuer, LSGC Holdings and CCC entering into the Exchange Agreement.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, which is included as Exhibit 10.3 to this Amendment No. 25 and is incorporated by reference herein.

Commitment Agreement

On May 25, 2012, the Issuer, PPIV, PCA Holdings, LSGC Holdings II and PCA entered into a Commitment Agreement (the “Commitment Agreement”) pursuant to which PPIV, PCA Holdings, LSGC Holdings II and PCA (collectively, the “Investors”) agreed to purchase or cause to be purchased (through assignment as discussed below) an aggregate of 21,131 shares of the Issuer’s Series I Preferred Stock by the four-month anniversary of the date of the Commitment Agreement (the “Maturity Date”). Pursuant to the Commitment Agreement, at any time and from time to time from the date of the Commitment Agreement until the Maturity Date, any of PPIV, PCA Holdings, LSGC Holdings II or PCA may assign its right to buy any amount of Series I Preferred Stock (or, if to a third party, the Issuer’s Series H Convertible Preferred Stock, par value $0.001 per share (the “Series H Preferred Stock”)) up to the 21,131 shares the Investors are committed to buy by the Maturity Date to any other person without the consent of the Issuer and the assignee will execute a subscription agreement with the Issuer. The purchase price per share of Series I Preferred Stock or Series H Preferred Stock will be $1,000.

The committee of non-employee directors of the Issuer’s Board of Directors approved the commitment Agreement in advance of the Issuer and the Investors entering into the Commitment Agreement.

The foregoing description of the Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Agreement, which is included as Exhibit 10.4 to this Amendment No. 25 and is incorporated by reference herein.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.

Except as set forth herein or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 25 are incorporated herein by reference. Such information is based upon 206,902,346 shares of common stock outstanding as of May 25, 2012.

On March 23, 2012, the Issuer issued to Pegasus Capital Advisors IV, L.P. (“Pegasus Advisors”) 84,034 shares of restricted common stock valued at $1.19 per share as director fees for Richard Weinberg’s service on the Board of Directors of the Issuer. Because Richard Weinberg, a partner of an affiliate of Pegasus Advisors and an employee of an affiliate of Pegasus Advisors, serves on the Issuer’s Board as a representative of Pegasus Advisors, Mr. Weinberg does not have a right to any of the Issuer’s securities issued as director fees and Pegasus Advisors is entitled to receive all director fees payable by the Issuer in respect of Mr. Weinberg’s Board position. Pegasus Capital Advisors IV GP, LLC (“Pegasus Advisors GP”) is the general partner of Pegasus Advisors and Mr. Cogut is the sole owner and managing member of Pegasus Advisors GP. Mr. Cogut disclaims beneficial ownership of the securities directly held by Pegasus Advisors, and this disclosure shall not be deemed an admission that Mr. Cogut is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose.

The disclosure regarding the Subscription Agreement, the Preferred Stock Exchange, the Exchange Agreement and the Commitment Agreement in Item 4 is incorporated by reference herein.

Except as set forth herein and in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Bridge Loan

On March 2, 2012, Leon Wagner (“Mr. Wagner”) executed a Promissory Note (the “Promissory Note”) with PCLLC pursuant to which PCLLC agreed to loan Mr. Wagner a sum of $2,000,000 (the “Bridge Loan”). The interest rate for the Promissory Note was 4% and the maturity date was the seven month anniversary of the date of the Promissory Note. Mr. Wagner ultimately used the proceeds from the Bridge Loan to purchase 2,000 Series G Units of the Issuer pursuant to a Subscription Agreement by and between Mr. Wagner and the Issuer dated May 2, 2012.

The foregoing description of the Promissory Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Promissory Note, which is included as Exhibit 10.1 to this Amendment No. 25 and is incorporated by reference herein.

Co-Sale Letter Agreement

On May 25, 2012, PCA and RW LSG Holdings LLC (“RW Holdings”) entered into a letter agreement (the “Letter Agreement”). Pursuant to the Letter Agreement, and subject to certain exceptions, in the event that PCA or certain of its affiliates proposes to transfer the Issuer’s securities, RW Holdings will be entitled to participate in such transfer on the same terms and conditions for up to RW Holdings’ pro rata share of the securities proposed to be transferred. RW Holdings’ rights under the Letter Agreement terminate when RW Holdings and its affiliates beneficially own less than 5% of the Issuer’s equity and debt securities, on an as-converted basis.

In addition, PCA agreed to cooperate with RW Holdings in the event of a Control Event (as defined in the Certificate of Designation of the Issuer’s Series H Preferred Stock (the “Series H COD”)) by providing an irrevocable proxy to RW Holdings to vote PCA’s and its affiliates’ Issuer securities. The irrevocable proxy will remain in effect until the satisfaction in full or the waiver of the Redemption (as defined in the Series H COD) obligation which gave rise to the Control Event, in each case in accordance with the terms of the Series H COD. The occurrence of a Control Event would not be within the control of PCA or any of its affiliates, because a Control Event occurs upon the exercise of certain redemption rights by RW Holdings or upon certain other redemption events outside of the control of PCA or any of its affiliates. Upon delivery of the irrevocable proxy, PCA will have no control over how the underlying shares are voted by RW Holdings.

Furthermore, if PCA or any its affiliates, on the one hand, or RW Holdings, on the other hand, exercises demand rights pursuant to their respective registration rights agreements, such exercising party shall deliver notice thereof to the other party, and such other party shall have the right to participate in such registration on a pari passu basis through a joint demand as discussed further below in the description of Amendment No. 1 to the Amended and Restated Registration Rights Agreement.

The foregoing description of the Letter Agreement does not purport to be a complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is included as Exhibit 10.5 to this Amendment No. 25 and is incorporated by reference herein.

Amendment No. 1 to Amended and Restated Registration Rights Agreement

As previously disclosed, on January 30, 2009, the Issuer entered into an Amended and Restated Registration Rights Agreement with PPIV (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the Issuer granted PPIV the right for up to three demands for the registration of any shares of Common Stock held or subsequently acquired by PPIV or its affiliates, including Common Stock issuable upon exercise of warrants or any other convertible securities, and certain piggyback registration rights with respect to such securities.

On May 25, 2012, the Issuer, PPIV and LSGC Holdings entered into Amendment No. 1 to the Amended and Restated Registration Rights Agreement (“Amendment No. 1”). Amendment No. 1 amends the demand rights of PPIV and LSGC Holdings such that if RW Holdings or RW LSG Management Holdings LLC (“RW Management Holdings,” and together with RW Holdings, the “Riverwood Entities”) makes a demand for registration pursuant to the registration rights agreement entered into by the Riverwood Entities with the Issuer, PPIV and LSGC Holdings have the right to elect to participate in that demand registration pari passu with the Riverwood Entities, and such joint demand will not count against the three demands for registration available under the A&R Registration Rights Agreement. Similarly, if PPIV or LSGC Holdings makes a demand pursuant to the A&R Registration Rights Agreement, that party shall give notice to the Riverwood Entities of such demand and the Riverwood Entities shall have an equivalent right to elect to participate in a joint demand. In addition, pursuant to Amendment No. 1, PPIV and LSGC Holdings have agreed to enter into customary lock-ups in connection with registrations of the Issuer’s securities.

The foregoing description of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 1, which is included as Exhibit 10.6 to this Amendment No. 25 and is incorporated by reference herein.

The disclosure regarding the Subscription Agreement, the Preferred Stock Exchange, the Exchange Agreement and the Commitment Agreement in Item 4 is incorporated by reference herein.

The Subscription Agreement, the Exchange Agreement and the Commitment Agreement are incorporated by reference as Exhibits 10.2, 10.3 and 10.4, respectively, to this Amendment No. 25 and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1	Promissory Note, dated May 2, 2012, by and between Leon Wagner and Pegasus Capital, LLC.

10.2	Series G Unit Subscription Agreement, dated May 18, 2012, by and between Lighting Science Group Corporation and PCA LSG Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 24, 2012).

10.3	Exchange and Redemption Agreement, dated May 25, 2012, by and among Lighting Science Group Corporation, LSGC Holdings LLC and Continental Casualty Company.

10.4	Commitment Agreement, dated May 25, 2012, by and among Lighting Science Group Corporation, Pegasus Partners IV, L.P., PCA LSG Holdings, LLC, LSGC Holdings II LLC and Pegasus Capital Advisors, L.P.

10.5	Letter Agreement, dated May 25, 2012, by and between Pegasus Capital Advisors, L.P. and RW LSG Holdings LLC.

10.6	Amendment No.1 to the Amended and Restated Registration Right Agreement, dated May 25, 2012, by and between Lighting Science Group Corporation and Pegasus Partners IV, L.P.

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2012

LED HOLDINGS, LLC

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Manager

PEGASUS CAPITAL ADVISORS, L.P.

By:	Pegasus Capital Advisors GP, L.L.C., its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PEGASUS CAPITAL ADVISORS GP, L.L.C.

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P.
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PCA LSG HOLDINGS, LLC

By:	Pegasus Capital, LLC,
its managing member

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut
CRAIG COGUT

Annex A

GENERAL PARTNER OF

PEGASUS CAPITAL ADVISORS, L.P.

Name	Position	Address
Pegasus Capital Advisors GP, L.L.C.	General Partner	99 River Road, Cos Cob, CT 06807

SOLE OWNER AND MANAGING MEMBER OF

PEGASUS CAPITAL ADVISORS GP, L.L.C.

Name	Position	Address
Craig Cogut	Sole Owner and Managing Member	99 River Road, Cos Cob, CT 06807